				Exhibit 12.1

Lowe's Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Fiscal Years Ended On
	January 30,	January 29,	January 28,	February 3,	February 1,
	2009	2010	2011	2012	2013

Earnings:
Earnings Before Income Taxes	$3,506	$2,825	$3,228	$2,906	$3,137
Fixed Charges	479	468	486	524	605
Capitalized Interest 1	(36)	(19)	(4)	-	6
Adjusted Earnings	$3,949	$3,274	$3,710	$3,430	$3,748

Fixed Charges:
Interest Expense 2	346	331	352	385	463
Rental Expense 3	133	137	134	139	142
Total Fixed Charges	$479	$468	$486	$524	$605

Ratio of Earnings to Fixed Charges	8.2	7.0	7.6	6.5	6.2

1 Includes the net of subtractions for interest capitalized and additions for the amortization of previously-capitalized interest.

2 Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

3 The portion of rental expense that is representative of the interest factor in these rentals.